First Amendment to

Purchase and Assumption Agreement

by and between

Vision Bank and Park National Corporation and

Centennial Bank and Home BancShares, Inc.

This First Amendment (this “Amendment”) to the Purchase and Assumption Agreement by and between Vision Bank and Park National Corporation and Centennial Bank and Home BancShares, Inc. dated November 16, 2011 (the “Purchase and Assumption Agreement”) is effective as of this 25th day of January, 2012.

WHEREAS, Vision Bank and Park National Corporation (“Seller”) and Centennial Bank and Home BancShares, Inc. (“Buyer”) previously entered into the Purchase and Assumption Agreement; and

WHEREAS, pursuant to Section 4.1 of the Purchase and Assumption Agreement, Buyer agreed to make every effort to hire as many of Seller’s employees as it deems appropriate; and

WHEREAS, Seller desires to amend the Purchase and Assumption Agreement to create an additional incentive for Buyer to hire Seller’s employees;

NOW, THEREFORE, the parties hereby amend Section 4.2 of the Purchase and Assumption Agreement to add new subsection (e) to the end thereof as follows:

(e) If BUYER terminates any Transferred Employees, other than for Cause (as defined below), within six (6) months following the Closing Date, BUYER agrees to pay to such Transferred Employee, and SELLER agrees to promptly reimburse BUYER for such payment, severance in an amount equal to the severance that would have been payable to such Transferred Employee had the Transferred Employee been terminated by SELLER at the Closing Date. BUYER agrees to provide SELLER with an estimate of such severance liability at the Closing Date.

Nothing in the foregoing shall be construed as permitting any Transferred Employee to receive more than one payment of severance from BUYER or SELLER in connection with such Transferred Employee’s termination of employment. In addition, this Section 4.2(e) shall not apply to any Transferred Employee who is a party to a change in control or employment agreement with SELLER which provides for the payment of severance benefits in connection with the Transferred Employee’s termination following a change in control.

For purposes of this Section 4.2(d), SELLER shall have “Cause” to terminate a Transferred Employee if: (a) the Transferred Employer commits any act of fraud, intentional misrepresentation, embezzlement or misappropriation or conversion of the assets or business opportunities of the BUYER or any affiliate, (b) the Transferred Employee is convicted of or pleads guilty or no contest to a felony, or (c) the Transferred Employee (i) willfully refuses to substantially perform assigned duties (other than any refusal resulting from incapacity due to physical or mental illness or in the event that the assigned duties include any activities that are unlawful or would violate acceptable accounting, securities or other specifically defined business principles), (ii) willfully engages in gross misconduct materially injurious to the BUYER or any affiliate, or (iii) breaches any material agreement with the BUYER or an affiliate.

Except as amended by this Amendment, the Purchase and Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

CENTENNIAL BANK	VISION BANK

By: /s/ C. Randy Sims	By: /s/ Joey W. Ginn

Its: President & CEO	Its: Chairman & CEO

HOME BANCSHARES, INC.	PARK NATIONAL CORPORATION

By: /s/ Randy Mayor	By: /s/ John W. Kozak

Its: CFO	Its: CFO

-2-